Exhibit 99.1

Claude Secures $25 Million Credit Facility with Scotiabank to Replace Existing Debt

(All dollar amounts are in Canadian dollars unless stated otherwise)

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, Sept. 21, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") has entered into an agreement with The Bank of Nova Scotia ("Scotiabank") for a Senior Secured Credit Facility ("facilities") consisting of a Revolving Tranche ("revolver") in the amount of $10.0 million and a Term Loan Tranche ("term loan") in the amount of $15.0 million.  These facilities will be used to replace the Company's $19.9 million, 10% term loan managed by Crown Capital Partners Inc. and its undrawn revolving credit facility with Canadian Western Bank.

The revolver and term loan have a three year term maturing in September of 2018. The interest rate on both facilities will be dependent on the Company's total debt to EBITDA ratio and range between 3% to 4% over Prime, or bankers' acceptances plus a margin of 4% to 5%. The term loan will be repaid in equal installments of $1.25 million per quarter up to and including the maturity date. There is no penalty for early repayment on either facility.

"Our new partnership with one of North America's premier mining lenders demonstrates the strength of our business plan and aligns with our strategy to focus on growing our free cash flow," stated Rick Johnson, Chief Financial Officer. "With continued free cash flow generation, a growing cash balance and a lower cost of capital, we have positioned the Company with the financial strength and flexibility to manage our capital needs and pursue growth opportunities."

During 2015, the Company forecasts to set a new annual gold production record by producing 68,000 to 72,000 ounces of gold at an all-in sustaining cost per ounce (1) of $1,100 to $1,200 (U.S. $875 - $950 (2)). At June 30, 2015, the Company had $20.9 million in cash and bullion (3) and generated earnings of $21.7 million over the last four quarters.

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Footnotes

(1)	See description and reconciliation of non-IFRS financial measures in the "Non-IFRS Financial Measures and Reconciliations" section in the Company's Q2 2015 MD&A available on the Company's website at www.clauderesources.com or on www.sedar.com or www.sec.gov
(2)	Forecast uses a foreign exchange rate assumption of $1.26 CDN$/U.S.$
(3)	Cash and bullion relates to current cash on hand of $16.8 million and $4.1 million of bullion (gold poured in dore bars which has not yet been sold and is valued at market prices)

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Rick Johnson, CFO, Phone: (306) 668-7505, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 09:13e 21-SEP-15